

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 2, 2013

Ms. Aisha Hunt, Esq.
Dechert LLP
One Maritime Plaza
San Francisco, CA 94111

> RE: Pine Grove Alternative Fund, 333-189792; 811-22861
>   Pine Grove Alternative Institutional Fund, 333-189791; 811-22860

Dear Ms. Hunt:

We have reviewed the registration statements on Form N-2 for the Pine Grove Alternative Fund and the Pine Grove Alternative Institutional Fund, filed with the Securities and Exchange Commission on July 3, 2013. Based on our review, we have the following comments. Page numbers referenced below correspond to the Pine Grove Alternative Fund registration statement. Please note, however, that each comment pertains to each registration statement unless specified.

Prospectus

Cover

1. Under the heading, Risk Factors and Restrictions on Transfer, please include a prominent statement indicating that, in light of the restrictions on transferability, an investor may be required to bear the financial risks of this investment indefinitely.

2. The fund's stated investment objective is "to seek long-term capital appreciation." However, as described on page 24, the fund's investment objective is to seek "to generate attractive long-term risk-adjusted returns as compared to those offered by traditional public equity and fixed income markets…." Please revise for consistency.

3. Please confirm, per the Instruction to Item 1.i. of Form N-2, that the required discount statement is omitted because the registrant believes its shares are unlikely to trade at a discount from net asset value.

Summary of Terms

Investment Program

4. On pages 2-4, please clarify the terms, "non-equity investments," "non-market equity investments," and "non-market equity-like investments." It appears these terms are used to describe the same instruments.

5. The disclosure, on page 3, states, "The Master Fund is designed not only to utilize expert Investment Managers but also to deploy and redeploy investment capital…." Please explain what is meant by "expert Investment Managers."

6. On page 5, the disclosure states that, "the Adviser typically endeavors to limit investments in any one Investment Fund to no more than 7.5% of the Fund's gross assets (measured at the time of purchase), and to limit investments in any one Investment Manager to no more than 10% of the Fund's gross assets (measured at the time of purchase)." Please clarify if the references to the "Fund's gross assets" should instead refer to the "Master Fund's gross assets."

7. Please disclose whether the "hedge funds" in which the Master Fund will invest are expected to be registered under the Investment Company Act of 1940 (the "1940 Act"). Please briefly disclose the types of protections afforded by the 1940 Act. In addition, please inform the staff whether the Master Fund intends to invest in Investment Funds created for the Master Fund, and which the Master Fund will be the sole investor. If so, please disclose that the Master Fund will treat all assets of an Investment Fund that is created for the Master Fund, and which the Master Fund will be the sole investor, as if the Master Fund directly owned them for purposes of complying with the 1940 Act.

Distributions

8. Please disclose, on page 7, that automatic reinvestments will take place at the Fund's then current net asset value per share and disclose whether any sales load is charged. In addition, please disclose when the Fund will calculate the net asset value in relation to the reinvestment date.

The Adviser

9. Please include disclosure, on page 8, explaining that the adviser does not provide separate advisory services to the Fund.

Management Fee

10. The disclosure on page 9 states, "The Management Fee is in addition to the asset-based fees and incentive fees/allocations paid by the Investment Funds and indirectly paid by investors in the Master Fund." Please provide the range of asset-based fees and incentive fees.

Purchase of Shares

11. Please state, on page 10, that shares may be purchased at the Fund's net asset value plus the sales load, if any.

Repurchases of Shares by the Fund

12. Please state, on page 12, that the Fund will repurchase shares at net asset value and disclose when the Fund will calculate the net asset value in relation to the repurchase date.

Risk Factors

13. Please disclose, on page 15, whether any delay in Investment Manager reporting may delay reports to Shareholders. If this delay may cause Shareholders to file a tax extension, please clearly and prominently disclose that information.

14. On page 17, please define the term "PFIC."

15. On page 18, the disclosure references a potential additional level of fees that may apply if the Master Fund "invests indirectly in an Investment Fund through another vehicle…." Please confirm that any additional fees associated with such an investment will be reflected in the fee table. In addition, please advise the staff whether such other vehicles may be wholly-owned subsidiaries of the Master Fund. We may have additional comments.

Summary of Fees and Expenses

16. Please note that in order to include an expense waiver in the fee table for either the Master Fund or the Fund, the agreement must be effective for at least one year from the effective date of the registration statement.

17. On page 20, please present in the Example the required fees and expense for 1, 3, 5 and 10 years. See Item 3 of Form N-2.

18. On page 21, from the statements made in Footnote 3 to the fee table it is unclear whether interest and dividend expense will be included in the Acquired Fund Fees and Expenses line item. It is the staff's position that interest and dividend expense are operating expenses of a fund and we therefore believe that they should be included in the Acquired Fund Fees and Expenses line item in the fee table.

19. On page 22, Footnote 5 states, "For a period of five years subsequent to the [Master] Fund's commencement of operations, the Adviser may recover from the [Master] Fund expenses reimbursed during the prior three years if the [Master] Fund's expense ratio, including the recovered expenses, falls below the expense cap. [In addition, an expense cap will apply at the Fund level.]" (Emphasis added.) Please confirm to the staff that the fund is limited to a 3 year period on recoupments.

Financial Highlights

20. Please advise the Staff of more details regarding the acquisition of the Predecessor Fund. Please include a discussion of the timing and manner of the acquisition, the financial statements to be presented in the registration statements, and any differences between the Predecessor and the Master Fund. Please be advised that we may have additional comments based on your response to this comment.

21. Please see Instruction 8 to Item 4 of Form N-2. The financial highlights must be audited and must so state.

Selection of Investment Funds and Investment Managers

22. Please inform the staff, in connection with the disclosure on page 28, what steps the Board and the Adviser will take to ensure that none of the Investment Funds is an affiliate of the Fund, the Master Fund, the Adviser, the Distributor or their affiliates for the purpose of the limitations of Section 17(a), (d), and (e) of the 1940 Act.

Special Investment Instruments and Techniques

23. On page 47, the disclosure indicates that the Master Fund may utilize investments in derivatives only for hedging purposes.

    a. Please review your disclosure in light of the observations from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.
    b. Please specify the types of derivatives the Master Fund may use for hedging purposes. In addition, please clarify whether the Master Fund intends to *write* credit default swaps. If the Master Fund intends to write credit default swaps, please highlight the risks and, in a letter to the staff, please confirm that the entire notional amount will be covered.
    c. Please acknowledge that the Master Fund is aware that should it engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

<u>Fund and Master Fund Expenses</u>

24. On page 66, the expenses borne by the Fund includes a reference to "fees paid and out-of-pocket expenses reimbursed to the Administrator." As these expenses are charged at the Master Fund level, please delete this reference from the direct expenses borne by the Fund.

25. Please explain to the staff whether or not the organizational expenses, discussed on page 68, will be allocated pro rata to shareholders.

26. On page 68, please remove "expenses in connection with holding and/or soliciting proxies for a meeting of shareholders" from the examples for "extraordinary expenses."

<u>Calculation of Net Asset Value</u>

27. On page 69, the disclosure states, "the Master Fund (and the Fund) expects to calculate its month-end net asset value and net asset value per share within 30 calendar days following the relevant month-end." Please explain to the staff how the Fund processes subscriptions each month and repurchases each quarter at net asset value if the net asset value is not calculated for 30 calendar days."

<u>Appendix A- Prior Performance of Predecessor Fund</u>

28. Please explain to the Staff the legal basis for including the performance of the Predecessor Fund. Please be advised that upon inclusion of the performance presentation in a pre-effective amendment to the filing, we may have additional comments.

<u>General</u>

29. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

30. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

31. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

32. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in

possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *

If you have any questions about these comments, please call me at 202-551-6760.

Sincerely,

/s/ *Jeffrey A. Foor*

Jeffrey A. Foor
Senior Counsel